LIVE FIT CORP
Lyoner Strasse 14, Frankfurt
 Germany 60528

August 28, 2014

Securities and Exchange Commission
Attn:            Larry Spirgel, Assistant Director
Division of Corporation Finance
Washington, D.C. 20549

RE:            Live Fit Corp
Registration Statement on Form S-1
File No. 333-197291

Ladies and Gentlemen:

The undersigned registrant (the "Registrant") hereby withdraws the request for acceleration on Septemeber 1, 2014, at 4:00 p.m., Eastern Daylight Time and hereby requests acceleration of our registration statement on from S-1, file no. 333-197291, on September 3, 2014, at 4:00 p.m., Eastern Daylight Time, or as soon thereafter as is practicable.  The Registrant also requests a copy of the written order verifying the effective date.

In connection with this request, the Registrant acknowledges that:

•
should the Commission or the staff of the Commission (the "Staff"), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Live Fit Corp

Sincerely,

/s/ Pawel Piesiecki
Pawel Piesiecki
Chief Executive Officer